UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CHIMERIX, INC.

(Name of Subject Company)

PINETREE ACQUISITION SUB, INC.

(Offeror)

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Gordon, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the U.S. Securities and Exchange Commission on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, Inc., a Delaware corporation (“Chimerix”), in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)

The seventh paragraph on page 28 of the Offer to Purchase in “The Offer—Section 10—Background of the Offer; Past Contracts or Negotiations with Chimerix” is hereby amended and supplemented by adding the bold, underlined text:

“On December 19, 2024, Jazz entered into a confidentiality agreement with Chimerix and Chimerix shared limited non-public due diligence information with Jazz. The confidentiality agreement included a standstill provision which permitted Jazz to make confidential proposals to the Chimerix Board of Directors and to Chimerix’s Chief Executive Officer.”

b)	The fifth full paragraph on page 48 of the Offer to Purchase in “The Offer—Section 12—Purpose of the Offer; Plans for Chimerix” is hereby amended and supplemented by adding the bold, underlined text:

“To the best knowledge of Jazz and Purchaser, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Chimerix, on the one hand, and Jazz, Purchaser or Chimerix, on the other hand, existed as of the date of the Merger Agreement, nor had there been any discussions regarding such agreements, arrangements or understandings prior to the announcement of the Offer, and the Offer is not conditioned upon any executive officer or director of Chimerix entering into any such agreement, arrangement or understanding.”

c)	“The Offer—Section 16—Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” of the Offer to Purchase is deleted in its entirety and replaced with the following:

“Legal Proceedings Relating to the Tender Offer. On March 31, 2025, Chimerix, the members of the Chimerix Board of Directors, Jazz, Purchaser and Centerview were named as defendants in a complaint captioned Rosenthal v. Chimerix, Inc., et al., Index No. 2025-5353, filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of Chemung (which we refer to as the “Rosenthal Complaint”). The Rosenthal Complaint alleges, among other things, that the Schedule TO and Schedule 14D-9 contain materially untrue statements and omit material facts in violation of North Carolina securities law and New York common law. The Rosenthal Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

On April 1, 2025, Chimerix and the members of the Chimerix Board of Directors were named as defendants in a complaint captioned Scott v. Chimerix, Inc., et al., Index No. 652097/2025, filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of New York (which we refer to as the “Scott Complaint”). The Scott Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of New York common law. The Scott Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

On April 2, 2025, Chimerix and the members of the Chimerix Board of Directors were named as defendants in a complaint captioned Kent v. Chimerix, Inc., et al., filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of New York (which we refer to as the “Kent Complaint”). The Kent Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of New York common law. The Kent Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

In addition, as of the filing of this Amendment, Chimerix has received several demand letters from purported Chimerix stockholders generally alleging disclosure deficiencies in connection with the disclosures associated with the transactions contemplated by the Merger Agreement. Chimerix believes that the Rosenthal Complaint, Scott Complaint, Kent Complaint and demand letters are without merit.

It is possible that additional demand letters or complaints may be received by or filed against Chimerix, the Board, Jazz or Purchaser. If such additional demand letters are received or complaints are filed, absent new or different allegations that are material, Chimerix, Parent and Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2025

PINETREE ACQUISITION SUB, INC.

By:	/s/ Alan Campion
Name:	Alan Campion
Title:	Vice President, Finance

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Philip L. Johnson
Name:	Philip L. Johnson
Title:	Executive Vice President & Chief Financial Officer